

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

> **Re: MicroVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 6, 2019**
> **Response dated June 28, 2019**
> **File No. 001-34170**

Dear Mr. Holt:

We have reviewed your June 28, 2019 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits

1.   Your response to prior comment 1 does not address the financial impact of the five-year license agreement signed in May 2018 and the contract services agreement signed in April 2017. We note that substantially all of your revenue for the year ended December 31, 2018 was derived from these agreements. In light of the significance of these agreements to your total revenues and cash flows, please explain how you considered the financial implications in concluding that your business is not substantially dependent on the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery